[STERLING BANK LETTERHEAD]

February 12, 2009

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Re:	Sterling Banks, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008,
June 30, 2008, and September 30, 2008
File Number 333-133649

Dear Mr. Pande:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter to Mr. Robert H. King, President and Chief Executive Officer of Sterling Banks, Inc. (the “Company”), dated January 16, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.  For your convenience, we have repeated each of the Staff’s comments below and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in the Comment Letter.

Form 10-KSB, for fiscal year ended December 31, 2007
Exhibit 1. Financial Report, December 31, 2007
Management’s Discussion and Analysis page F-3
Allowance for Loan Losses, page F-8

1.
We note on page F-9 that you present your allocation of the allowance for loan losses and the summary of the activity in the allowance for a two year period. Please revise your future filings, beginning with your next Form 10-K, to provide information required by Item III. Loan Portfolio and Item IV. Summary of Loan Loss Experience of Industry Guide 3 for a five-year period as required by General Instruction 3 to Industry Guide 3.

Response

Beginning with our Form 10-K for fiscal year ended December 31, 2008, we will revise all future filings to disclose the information required by Item III. Loan Portfolio and Item IV. Summary of Loan Loss Experience of Industry Guide 3, as applicable.

Financial Statements
Note 2. Business Combination, page F-28

2.
We note your disclosure that as a result of the acquisition of Farnsworth Bancorp, Inc. on March 16, 2007, you recorded a core deposit intangible of $3.471M relating to the addition of $105.7M in deposits, which is amortized over a ten year period. We also note that for the year ended December 31, 2007 deposits have decreased $52M and that for the nine-months ended September 30, 2008 deposits have decreased an additional $29M. Please tell us how you considered these decreases in deposits in determining that no impairment on your core deposit intangible is necessary.

Response

We believe that the figures you are quoting for deposits include significant amounts of certificates of deposits. Certificates of deposits are not included in the Company’s core deposit premium calculation.  Of the $52M deposit decline in 2007, which represents the decline in deposits for the period March 2007 to December 31, 2007, approximately $38M was in certificates of deposits and approximately $14M was in core deposits, of which approximately $8M was in acquired core deposits.  Of the $29M deposit decline in the first nine months of 2008, approximately $24M was in certificates of deposits and approximately $5M was in core deposits, none of which was in acquired core deposits, which actually showed an increase of $1M.  The Company determined that the actual decline in acquired core deposits to date was immaterial compared to the rate of amortization as of the third quarter of 2008 and did not warrant further testing for impairment.  Full impairment testing is being conducted as of November 2008.

Form 10-Q for fiscal quarter ended September 30, 2008
Item 2. Managements Discussion and Analysis
Allowance for Loan Losses, page 18

3.
We note that your allowance for loan losses increased marginally from $2.9 million at December 31, 2007 to $3.0 million at September 30, 2008 even though your nonaccrual loans increased from $4.5 million to $8.1 million and impaired loans increased from $7 million to $10.7 million during these same time periods, respectively. Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized. Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses. Please provide us your proposed disclosures using your September 30, 2008 financial information as an example.

Response

In future periodic reports we will provide disclosure with respect to correlations between increases in nonperforming and impaired loans and loan delinquencies and allowance for loan losses.  Specifically, in response to the Staff’s comments, from December 31, 2007 to September 30, 2008, total loans outstanding decreased by $10.8 million.  We added $505,000 to the Loan Loss Reserve and charged off $393,590 in bad debt. Of the amount charged off, $200,000 was a specific valuation under FAS 114 for one particular loan. The increases in non-accruals and impaired loans are directly related to the continuing deterioration in market conditions effecting our Commercial Real Estate/Spot Lot Construction portfolio.

Of the $10.7M in impaired loans as of September 30, 2008, approximately $3.0M had valuation reserves as the remaining impaired loans were deemed adequately collateralized using the fair value of the collateral less estimated costs to sell method.  It should be noted that between December 31, 2007 and September 30, 2008 greater delinquency was present in the commercial real estate/spot lot construction portfolio. As a result of the greater risk present, the qualitative factors for this portfolio were increased by 55 basis points during the period. This was partially offset by an overall reduction in loans of $10.8 million during this period.

All non-performing loans are considered impaired and are evaluated under FAS 114 using the fair value of collateral or present value of future cash flows.

With respect to the Staff’s comment, we propose to include disclosure similar to the following:

The allowance for loan losses is calculated under SFAS No. 5 and SFAS No. 114.  Non-performing and impaired loans are evaluated under SFAS No. 114, under the fair value of collateral or present value of future cash flows method. In Sterling’s case all non-performing and impaired loans are evaluated using the fair value of collateral method since all the non-performing and impaired loans are collateralized by real estate. When a loan is evaluated using this method, a new appraisal(s) of the primary and secondary collateral is obtained and compared to the outstanding balance of the loan. If a collateral shortfall exists, the loan is written down to the fair value of collateral, less estimated costs to sell, and that amount is added to the allowance for loan losses.

Sterling had $10.7 million of impaired loans as of September 30, 2008 of which $8.1 million were on nonaccrual status.  Using the methods described above, $515,000 was deemed the collateral shortfall associated with these loans using the SFAS No. 114 method.  This is an increase of $177,000 in valuation reserves from December 31, 2007.

The Company utilizes a risk rating system on all loans under SFAS No. 5, which takes into account loans with similar characteristics and historical loss experience related to each group. In addition, qualitative adjustments are made for levels and trends in delinquencies and non accruals, downturns in specific industries, changes in credit policy, experience and ability of staff, national and local economic conditions and concentrations of credit within the portfolio.  The total loans outstanding in each group of loans with similar characteristics is multiplied by the sum of the qualitative factors (for that group), to produce the allowance for loan loss balance required for all loans analyzed under SFAS No. 5.

Total loan analyzed under SFAS No. 5 from December 31, 2007 to September 30, 2008 decreased by $13.9 million due to portfolio run off and loans being classified as impaired. During the same period the qualitative factors for the commercial real estate/spot lot construction loans, due to greater risk present, were increased by 55 basis points. As a result, the reserve under SFAS No.5 increased marginally during this period.

4.
We note your SFAS 157 disclosure on page 14 that you currently have $10.72M in impaired loans as of September 30, 2008, with a related specific allowance of $515K. Please tell us and revise future filings to provide enhanced disclosures, beginning with your 2008 Form 10-K, with respect to the nature and category of impaired loans, your process for determining the allowance related to these, and the reasons for changes in each of the periods presented.

Response

In future periodic reports we will provide additional disclosure with respect to impaired loans and related allowance for such loans.  Specifically, in response to the Staff’s comments, we consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. The Company’s impaired loans as of September 30, 2008 total $10.72 million and may be segmented as follows:

Commercial Real Estate/Owner Occupied                                                2%
Construction/Tract                                                                                      26%
Construction/Spot Lot Construction                                                        72%

Impaired loans are analyzed at the individual loan level by the fair value of collateral or present value of future cash flows method. One hundred percent of our impaired loans are analyzed by the fair value of collateral method. The reasons for changes in the periods presented are the further deterioration of market conditions and management’s assessment that there are more loans impaired because, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Please refer to response #3 above for management’s process for determining the allowance related to these loans.

Goodwill, page 18

5.
We note your disclosure that you recorded $11.8 million in goodwill from your merger-related activities during 2007 and that you will perform your annual impairment test during the fourth quarter. We further note your disclosure that your market capitalization was less than the total shareholders’ equity and that it is possible that you will have a goodwill impairment charge in a future period if current market conditions persist. Given the fact that your share price has been below its book value for an extended period of time at September 30, 2008, please tell us whether you have performed an interim impairment test and if so, how you determined that your goodwill was not impaired.

Response

The Company tests for goodwill impairment on an annual basis during the 4th quarter.  During the third quarter of 2008, however, management concluded that, as a result of the Company’s steadily declining stock price and the adverse economic events and circumstances during the first three quarters of 2008, a triggering event had occurred, and interim impairment testing of goodwill was performed as of September 30, 2008.  Management determined that the Company’s then current stock price had generally been impacted by the market conditions, and specifically, the financial sector decline throughout 2008, even though Sterling Bank did not have any of the documented troubles of other financial institutions, such as sub-prime mortgages loans, Other Than Temporary investment securities issues, or significant levels of loan charge offs.

Management further concluded that the then current market conditions did not accurately reflect the underlying value of the Company in these unusual and volatile markets and that the decline in market capitalization below book value was not an indicator of fair value.  During Step 1 testing to estimate the fair value of its sole reporting unit, management reviewed and considered data compiled by an external, independent investment banking firm that sought to establish an implied current value of the Company based on established banking industry metrics, while factoring in the current market environment. This summary of implied values based on stock price to tangible book and core deposit premium reflected valuations of $10.98, and $15.48 per share, respectively, for transactions involving similar institutions of between $50 million to $300 million, during the period of January 1, 2007 through September 30, 2008.  At September 30, 2008, the Company’s book value per share was $7.34.

Given that the estimated fair values were greater than the Company’s book value at September 30, 2008, the Company passed Step 1 of the goodwill impairment test and did not have an impairment of goodwill.

It was through the valuation process noted previously that management determined that these implied values were a more accurate representation of the underlying value of the Company at the time as compared to market capitalization.

Form 8-K filed on October 24, 2008
Exhibit 99.1

6.
We note your disclosure that as of September 30, 2008, your residential spot construction loan portfolio represented 19% of total loans and have experienced elevated levels of delinquency, and in some cases default. Given the significant amount of loans in this category, please tell us how you determined that a separate presentation of real estate construction loans and related Industry Guide 3 disclosure in your MD&A is not required, or revise future filings accordingly.

Response:

It is the Company’s understanding that the disclosure requirements of Industry Guide 3 apply only to disclosure in the Company’s Form 10-K and not current reports filed on Form 8-K.  However, beginning with our Form 10-K for fiscal year ended December 31, 2008, the Company will revise future filings in accordance with Industry Guide 3 disclosure.

7.
With a view towards enhanced disclosures in your next Form 10-K, please tell us whether any of your residential spot construction loans or other loan products have established loan-funded interest reserves. If so, please tell us the following:

•	The amount of such loans and the accompanying interest reserves as of December 31, 2007 and the three subsequent quarter ends.
•	How you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.
•	Whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes.
•	Your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves.
•	Whether any of your loans with interest reserves are currently on non-accrual or are impaired.

Response:

Sterling Bank has a general policy of not providing interest reserves for construction loans advanced. However, each loan structure includes a 5% contingency/holdback reserve created to provide for successful project completion, and/or unanticipated project developments. Interest reserves are a means through which a lender builds in, as a part of the loan approval, the amount of the monthly interest for a specified period of time. This is an acceptable industry underwriting approach. However, Sterling Bank has consistently taken the position that it wants borrowers to pay interest on a current monthly basis. The purpose is two-fold. First, it reduces the dollar amount needed to complete the project and maintains the availability of committed construction loan funds. Second, and most importantly, it indicates the willingness and ability of the borrower to demonstrate sufficient cash flow to service the debt.

The benefit of this strategy is that Sterling Bank becomes aware of evolving problems in the month in which slowness first develops.  This has been determined to be the preferred dynamic in that it allows for swifter remedial actions to protect the underlying collateralizing asset, or possibly provides an early opportunity to assist the borrower to remedy the situation.  The downside, of course, is that the loan reflects an immediate delinquency status the month the payment is first missed.

Sterling Bank has consistently applied this approach, accepting the downside of elevated delinquency with the benefit of heightened project control.

While the capitalization of interest on loans is not part of Sterling Bank’s standard underwriting practice, Sterling Bank has, on some occasions, allowed interest to be capitalized in its Spot Construction Loan Portfolio under and as a part of the contingency/holdback reserve allocation associated with the project.  These instances are documented, and interest is advanced for specific reasons such as accommodating borrowers who finished specific phases of projects with their own funds and instructed Sterling Bank to deduct the interest payment from funding draws (where they were being reimbursed for work in place).  In other instances, Sterling Bank may approve interest capitalization for projects where there is overall financial strength of the borrower or guarantor, satisfactory liquidity levels, cash flow adequacy, and/or collateral levels sufficient to cover our loan balances.

Currently, Sterling Bank has two specific loans, totaling approximately $815,000, which were initiated with an interest reserve.

In the event that Sterling Bank makes an exception to its standard underwriting process with respect to its Spot Construction Loan Portfolio, Sterling Bank monitors these cases throughout the life of the loans, including the use of physical inspections, title commitment bring-downs and holdback reserves.

In select situations where projects were 100% completed, cash flow was sufficient to support the debt service and our collateral position was sufficient to cover our outstanding loan balance, Sterling Bank has, consistent with our overall underwriting guidelines, converted construction loans to permanent term loan financing.

There are no specific differences in our underwriting process or credit standards as it relates to loans approved with interest reserves versus those that are not.

At December 31, 2008, Sterling Bank had six (6) loans, totaling approximately $2,591,000, that were impaired or on non-accrual with respect to loans with interest reserves or loans where interest was advanced at some point during the project from the designated contingency reserves.

*****

As requested by the Staff, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of all of the disclosures the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

We note that the required response date was extended for a period of up to two weeks, and this modification of the response date is appreciated.

We sincerely appreciate the opportunity to discuss these matters with you.

Very truly yours,

/s/ R. Scott Horner

R. Scott Horner
Executive Vice President &
Chief Financial Officer